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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period April 4, 2005

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SANPAOLO IMI GROUP

Mario Greco Managing Director of
Assicurazioni Internazionali di Previdenza

        Turino, 4 April 2005—The Board of Directors of Sanpaolo IMI, meeting today, appointed Mario Greco as managing Director of A.I.P.—Assicurazioni Internazionali di Previdenza.

        The choice of Dott. Greco is in the context of strengthening the Group's insurance business in line with the objective of preparing for the important challenges in the sector.

        The Board of Directors also appointed Mario Greco as member of the Board of Directors and Executive Committee of Banca Fideuram. Both nominations will be subject to the companies' respective Shareholder's Meetings.

SANPAOLO IMI (www.grupposanpaoloimi.com)

RELAZIONI ESTERNE		INVESTOR RELATIONS
Torino Bologna Napoli	011/555.7747 - Telefax 011/555.6489 051/6454411 081/7913419	Tel. 011/5552593 Telefax 011/5552737 e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: April 4, 2005	By:	/s/ JAMES BALL
	Name:	James Ball
	Title:	Head of International Strategy, London Branch

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Mario Greco Managing Director of Assicurazioni Internazionali di Previdenza
SIGNATURES